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                               [OISI LETTERHEAD]


                               November 20, 1998


Colette Cozean, Ph.D.
President and CEO
Premier Laser Systems, Inc.
3 Morgan
Irvine, California  92618

     Re:  Ophthalmic Imaging Systems ("OIS")

Dear Colette:

          This is to confirm that OIS has publicly disclosed its intent to hold an annual meeting of its shareholders on January 7, 1999 (the "Annual Meeting"). In view of the investment of Premier Laser Systems, Inc. ("Premier") in OIS, and as an accommodation to Premier, we agree that, unless otherwise required by law, OIS will not change or reschedule the date of the Annual Meeting without the written consent of Premier. In addition, we also undertake to furnish a copy of the preliminary proxy statement to Premier and its legal counsel no later than two business days prior to the filing of the definitive proxy statement with the Securities and Exchange Commission, unless otherwise agreed between the parties.

          To the extent that Premier requests certain matters to be presented to the shareholders of OIS at the Annual Meeting, including, without limitation, the election of any proposed nominees to the Board of Directors of OIS, and such request is granted, the agreements provided above are subject to, and contingent upon, (i) the timely submission by Premier to OIS of all necessary disclosures related thereto under applicable securities and state laws, and (ii) receipt of OIS of written confirmation from Premier that the information so furnished does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading.


                                              Sincerely,

                                              /s/ Steven R. Verdooner

                                              Steven R. Verdooner

cc:  Richard A. Denmon, Esq.
     William J. Simpson, Esq.